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                            August 4, 2023

       Stanley Chan
       Chief Financial Officer
       Scientific Energy, Inc.
       Room K, 9F, Golden Dragon Centre
       105 Xian Xinghai Great Road
       Macau

                                                        Re: Scientific Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 000-50559

       Dear Stanley Chan:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 37

   1. We note your statement that you are not owned or controlled by governmental entities in mainland China or Hong
Kong in connection with your required submission under
                                                        paragraph (a). Please
supplementally describe the materials that were reviewed to support your statement and tell
us whether you relied upon any legal opinions or third party certifications such as
affidavits as the basis for your statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stanley Chan
Scientific Energy, Inc.
August 4, 2023
Page 2

       Please contact Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783
with any questions.



                                                       Sincerely,
FirstName LastNameStanley Chan
                                                       Division of Corporation
Finance
Comapany NameScientific Energy, Inc.
                                                       Disclosure Review
Program
August 4, 2023 Page 2
cc:       William G. Hu, Esq.
FirstName LastName